Exhibit 10.1

Description of Directors’ Compensation

The following description of the compensation arrangements of the members of the Board of Directors of Consolidated Edison, Inc. was included in the proxy statement for the Annual Meeting of Shareholders held on May 17, 2004:

Those members of the Board who are not employees of the Company or its subsidiaries are paid an annual retainer of $40,000, a fee of $1,500 for each meeting of the Board or of the Boards of its subsidiaries attended and a fee of $1,500 for each meeting of a Committee of the Board or of the Boards of its subsidiaries attended. Con Edison will reimburse Board members who are not currently officers of the Company for expenses incurred in attending Board and Committee meetings. No person who serves on both the Con Edison Board and on the Board of its subsidiary, Con Edison of New York, and corresponding Committees, is paid additional compensation for concurrent service.

The Chairs of the Corporate Governance and Nominating, Environment, Health and Safety, Finance, Management Development and Compensation and Planning Committees each receive an annual retainer fee of $5,000. The Audit Committee Chair receives an annual retainer of $10,000, and each Audit Committee member receives an annual retainer of $5,000. The Acting Chair of any Board Committee is paid an additional meeting fee of $200 for any Committee meeting at which he or she presides. Members of the Board participate in Con Edison’s Long Term Incentive Plan and may participate in the Company’s Stock Purchase Plan described below.

Members of the Board who are officers of the Company or its subsidiaries receive no retainer or meeting fees for their service on the Board.

Pursuant to Con Edison’s Long-Term Incentive Plan, which was approved at the last Annual Meeting, each non-management Director is allocated an annual award of 1,300 deferred stock units on the first business day following each Annual Meeting. If a non-management Director is first appointed to the Board after an Annual Meeting, his or her first annual award will be prorated. In mid-2002, the Company terminated its retirement plan for Directors, converted each Director’s accrued benefits under the retirement plans into deferred stock units and allocated each Director 400 deferred stock units. The 2002 deferred stock units and all annual awards of stock units will be deferred until the Director’s termination of service from the Board of Directors when, at the Director’s option, they may be paid or further deferred for payment over a maximum of ten years. Each Director may defer all or a portion of his or her retainers and meeting fees into additional deferred stock units, which would be deferred until the Director’s termination of service or, at the option of the Director and if earlier, for five years or more after the year in which the units were deferred. Dividend equivalents are payable on deferred stock units in the amount and at the time that dividends are paid on Con Edison’s common stock and, at the Director’s option, are paid in cash or invested in additional deferred stock units. All payments on account of deferred stock units will be made in shares of Con Edison common stock except that fractional stock units will be paid in cash.